First Eagle Real Estate Debt Fund

1345 Avenue of the Americas

New York, NY 10105

June 1, 2026

VIA EDGAR

Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Eagle Real Estate Debt Fund (CIK No. 0002006189)
Application for Withdrawal of Post-Effective Amendment No. 4
to First Eagle Real Estate Debt Fund’s Registration Statement
on Form N-2, filed under submission type POS 8C on May 19, 2026 (Registration Nos. 811-23925, 333-276328)

Dear Ms. Rowland:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), First Eagle Real Estate Debt Fund (the “Registrant”) hereby applies for an order granting withdrawal of Post-Effective Amendment No. 4 filed under EDGAR submission type POS 8C on May 19, 2026 (Acc. No. 0000930413-26-001671) (the “Amendment”) to the Registrant’s registration statement on Form N-2 (“Registration Statement”).

The Registrant respectfully requests this application be granted because the Amendment was inadvertently submitted as a POS 8C filing (the “POS 8C filing”). The Amendment was filed solely for the purpose of filing additional exhibits to the Registration Statement, has not been declared effective by the Commission, and no securities were sold in connection with the Amendment. The Registrant refiled the Amendment on June 1, 2026 under submission type POS EX. Accordingly, the Registrant requests that an order granting the withdrawal of the POS 8C filing be issued as of the date hereof or as soon thereafter as possible.

If you have any questions regarding this application for withdrawal, please contact Nathan J. Greene of Sidley Austin LLP, counsel to the Registrant, at (212) 839-8673.

Sincerely,

/s/ Sheelyn Michael

Sheelyn Michael

Secretary and Deputy General Counsel to First Eagle Real Estate Debt Fund